SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ELECTRONIC ARTS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

285512109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Stephen G. Bené, Esq.

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

Telephone: (650) 628-1500

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Jeffrey R. Vetter, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 988-8500

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

On May 27, 2009, Electronic Arts Inc. (“EA”) filed a preliminary proxy statement for the Annual Meeting of Stockholders of EA to be held on July 29, 2009, which contains a proposal submitted to the EA’s stockholders to approve a voluntary stock option exchange program for eligible employees (the “Exchange Program”). In connection with the Exchange Program, EA is providing the following documents to its employees:

A.	An email from Gabrielle Toledano, EA’s Executive Vice President of Human Resources, dated May 27, 2009 regarding the Exchange Program; and

B.	A summary overview document containing information regarding the Exchange Program, dated May 27, 2009, which was attached to the email referenced above.

The Exchange Program has not yet commenced and will not commence unless the requisite stockholder approval is obtained at EA’s 2009 Annual Meeting of Stockholders to be held on July 29, 2009. Even if stockholder approval is obtained, EA may still decide later not to implement the Exchange Program.

Upon commencement of the Exchange Program, EA will provide employees who are eligible to participate with written materials explaining the precise terms and timing of the Exchange Program. EA will also file these written materials with the Securities and Exchange Commission (the “SEC”) as part of a tender offer statement on Schedule TO. EMPLOYEES WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE PROGRAM. EA’s employees will be able to obtain the written materials described above and other documents filed by EA with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, EA’s employees may obtain free copies of documents filed by EA with the SEC at http://investor.ea.com, or by directing a request to Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, California 94065, attention: Investor Relations, telephone: (650) 628-7352.

Item 12. Exhibits.

Exhibit Number	Description

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on May 27, 2009 and incorporated herein by reference).

99.2	Email from Gabrielle Toledano, EA’s Executive Vice President of Human Resources to employees of EA dated May 27, 2009 regarding the Exchange Program.

99.3	Summary overview document containing information regarding the Exchange Program dated May 27, 2009.